UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934



American Woodmark
----------------------------------------
(Name of Issuer)

Common Stock par value $0.01
----------------------------------------
(Title of Class of Securities)

         030506109
-----------------------------------------
(CUSIP Number)

December 31 2006
-------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)
          [_]  Rule 13d-1(c)
          [_]  Rule 13d-1(d)
----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however see the notes




CUSIP No.   030506109
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 	Akre Capital Management LLC (54-1968332)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

                                                   (a)  [_]

                                                   (b)  [_]
3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware/USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER
		796961

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER
		796961


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		796961

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)

                                                                      [_]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.0891

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    	IA
__________________________________________________________


CUSIP No.    030506109
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 	Charles T. Akre Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     		796961

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER
		796961

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               796961


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.0891

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
_______________




CUSIP No.    030506109
            ---------------------


Item 1(a).  Name of Issuer:


 	American Woodmark
__________________________________________________
(b).  Address of Issuer's Principal Executive Offices:

	3102 Shawnee Drive
	Winchester Virginia  22601-4208
_________________________________________________


Item 2(a).  Names of Persons Filing:


 	Akre Capital Management LLC
	Charles T. Akre Jr.
__________________________________________________

(b).  Address of Principal Business Office or if None Residence:

         2 West Marshall Street
         P.O. Box 998
         Middleburg Virginia 20118
________________________________________________________

(c).  Citizenship:

	Akre Capital Management LLC Delaware
	Charles T. Akre Jr.  United States
_________________________________________________________

(d).  Title of Class of Securities:


Common Stock par value $0.01 (the "Common Stock")

_________________________________________________________

(e).  CUSIP Number:

	030506109

_________________________________________________________


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act(15 U.S.C. 78c).

(b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act (15
          U.S.C. 78c).

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E) (Akre Capital Management LLC);

(f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Charles T. Akre Jr.);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [_]  Group in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

          Akre Capital Management LLC  796961
               Charles T. Akre Jr.  796961
___________________________________________________________
 (b)  Percent of class:

     Akre Capital Management LLC  5.0891
     Charles T. Akre Jr.  5.0891
______________________________________________________________

(c)  Number of shares as to which the person has:

	Akre Capital Management LLC

(i)   Sole power to vote or to direct the vote       0
                                               _______________________

(ii)  Shared power to vote or to direct the vote   796961
                                                _____________________


(iii) Sole power to dispose or to direct the          0
      disposition of                            _____________________


(iv)  Shared power to dispose or to direct the    796961
      disposition of                            _____________________.

	Charles T. Akre Jr.

(i)   Sole power to vote or to direct the vote         0
                                               _______________________.

(ii)  Shared power to vote or to direct the vote      796961
                                                _____________________


(iii) Sole power to dispose or to direct the           0
     disposition of                            _____________________


(iv)  Shared power to dispose or to direct the       796961
      disposition of                            _____________________.


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Not applicable.
_______________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities a statement to that effect should be included in response to this item and if such interest relates to more than five percent of the class such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan pension fund or endowment fund is not required.

Not Applicable.
_______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G) so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevantsubsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d) attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.
_______________________________________________________________________


Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J) so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d) attach an exhibit stating the identity of each member of the group.

Not applicable.
 _______________________________________________________________________


Item 9.  Notice of Dissolution of Group.
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed if required by members of the group in their individual capacity. See Item 5.

Not applicable.
 ______________________________________________________________________

Item 10.  Certification.


By signing below I certify that to the best of my knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true complete and correct.


Date: January 29 2007



By:

/s/ Charles T. Akre Jr.
    Charles T. Akre Jr.
    Managing Member
    Akre Capital Management LLC**



/s/ Charles T. Akre Jr.
    Charles T. Akre Jr.**


** Each reporting person disclaims beneficial ownership in the Common Stock Except to the extent of taht reporting persons pecuniary interest therein The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person evidence of the representative's authority to sign on behalf of such person shall be filed with this statement provided however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


Exhibit A


AGREEMENT

The undersigned persons on January 29 2007 agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of American Woodmark at December 31 2006.



By: /s/Charles T. Akre Jr.
       Charles T. Akre Jr.
       Managing Member
       Akre Capital Management LLC



By: /s/ Charles T. Akre Jr.
        Charles T. Akre Jr.










SK 22045 0004 742777